July 15, 2010

Mr. Russell Mancuso

Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010 (the “Registration Statement”) in respect of the initial public offering of its ordinary shares, contained in your letter dated July 2, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) that contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.  We have enclosed a copy of the Amendment that is marked to show changes made to the Registration Statement, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

Form S-1 Facing Page

1.             Comment: Refer to the conversion mentioned in the footnote identified by an asterisk.  Please provide us your analysis of whether the issuance of securities in the conversion must be registered under the Securities Act.  Also, please confirm that you will file a pre-effective amendment to reflect the conversion with sufficient time for resolution of any additional comments on the amendment before you seek acceleration of the registration statement’s effective date.

Response:  The Company respectfully advises the Staff that the conversion of the Company from a B.V. to a N.V. will be effected through a process that is substantially similar to the process that a Dutch company undertakes to amend its articles of association and there will be no additional issuance of securities in connection with the conversion.  As a result, the Company does not believe that the conversion would need to be registered under the Securities Act.  Upon conversion, the only changes to the Registration Statement will be the change of the name from Tornier B.V. to Tornier N.V. on the cover page and in Part II and the removal of the asterisk on the cover page.  The Company confirms that it will file a pre-effective amendment reflecting the conversion with sufficient time for resolution of additional comments.

Prospectus

2.             Comment: Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

Response:  The Company respectfully advises the Staff that the preliminary prospectus the Company will circulate will include all non-Rule 430A information. This information will include the price range and related information based on a bona fide estimate of the public offering price within that range.

3.             Comment:  Please avoid use of shortened names where the meaning is not clear from context.  For example, we note your use of USPTO, PPACA, PhRMA and MEDEC.  Refer to sample comment 5 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s web site.

Response:  The Company has revised the Registration Statement on pages 28, 95 and 100 to comply with the Staff’s comment.

4.             Comment:  Please avoid reliance on technical terms so that investors who may not be familiar with your business could understand your document.  For example, we note the reference to “Morse taper” on page 1.

Response:  The Company has revised the Registration Statement on pages 1, 49, 78 and F-7 and throughout the rest of the Registration Statement to comply with the Staff’s comment.

Prospectus Cover

5.             Comment:  Please remove the front prospectus cover the designations “Joint Book-Running Managers,” “Lead Manager,” and “Co-Managers.”  If these designations are appropriate for your prospectus, you may include them in another section of your document where you can also explain their significance to investors.

Response:  The Company has revised the Registration Statement on the cover page of the prospectus to comply with the Staff’s comment.

6.             Comment:  Please provide us a copy of your prospectus in the form that you intend to deliver to investors and that demonstrates compliance with the one-page cover limitation of Regulation S-K Item 501(b).

Response:  The Company has revised the Registration Statement to comply with the one-page cover limitation of Regulation S-K Item 501(b) and attaches hereto Exhibit A, which is the form of prospectus cover that the Company intends to deliver to investors.

Graphics

7.             Comment:  Please confirm that you have all required authorizations to sell each product that is depicted in the graphics, that you do currently sell each such product, and that each such product contributes substantially to your revenue.

Response:  The Company has revised the graphics contained in the Registration Statement and hereby confirms that it has all required authorizations to sell each product that is depicted in the graphics, that the Company sells each such product and that each such product contributes substantially to the Company’s revenue.

Table of Contents, page i

8.             Comment:  Please tell us the purpose of the last sentence of the first paragraph following the table and how you believe that sentence is consistent with Section 12(a)(2) of the Securities Act.

Response:  The Company has revised the Registration Statement on page i to remove the last sentence of the first paragraph following the table.

Prospectus Summary, page 1

9.             Comment:  Please provide us independent, objective support for your market size and position statements in the first and second paragraphs on page 2.

Response:  The Company attaches hereto as Exhibit B a marked version of certain pages of the Registration Statement, including page 2, that are clearly marked to show which items are supported by independent and objective sources. Exhibit B also contains such independent and objective sources that are also clearly marked to show which items in the Registration Statement such information supports.

Risk Factors, page 4

10.           Comment:  Provide us your evaluation of why you do not believe the issue raised in the last sentence of the second paragraph under “Passive Foreign Investment Company” on page 155 is a risk that should be highlighted clearly in this section.

Response:  The Company respectfully advises the Staff that it does not believe it would be a Passive Foreign Investment Company (a “PFIC”) for the current year or the foreseeable future, regardless of which test is used to determine whether it is a PFIC (as set forth on page 163 of the Registration Statement).  As a result, the Company does not believe this is a risk that needs to be highlighted in the Summary or Risk Factors sections of the Registration Statement.

The Offering, page 5

11.           Comment:  Please update your April 4, 2010 disclosure.  The updated figures should result in including in your disclosure regarding your outstanding shares the post April 4 issuances mentioned in the first bullet list.  Likewise, please update your “Dilution” disclosure beginning on page 43.

Response:  The Company has revised the Registration Statement on pages 43, 44 and 45 to comply with the Staff’s comment.

We rely on our independent sales agencies and their representatives, page 9

12.           Comment:  Please tell us, with a view to disclosure, whether a material portion of your revenues in or outside the United States are from any individual sales agencies.

Response:  The Company has revised the Registration Statement on page 9 to comply with the Staff’s comment.  Additionally, the Company respectfully advises the Staff that it believes that none of the sales agencies with which it works are individually material to its business.  As reflected in the revised Registration Statement, if a sales agency relationship were to terminate, the sales agent could be replaced with another sales agency with whom the Company already works or with a new sales agency.

We obtain some of our products through private-label distribution agreements, page 11

13.           Comment:  Please disclose the portion of your business derived from private-label distribution agreements.  Also, file as exhibits your material private-label distribution agreements.

Response:  The Company has revised the Registration Statement on page 11 to comply with the Staff’s comment.  Additionally, the Company respectfully advises the Staff that it believes that none of the private-label distribution agreements is material to its business and is not required to be filed as an exhibit.

14.           Please disclose when the agreements mentioned in this section end and the circumstances under which the agreements could be terminated.

Response:  The Company has revised the Registration Statement on pages 11 and 12 to comply with the Staff’s comment.

Failure to comply with the U.S. Foreign Corrupt Practices Act, page 12

15.           Comment:  Please disclose the jurisdiction in which you operate that pose “a high risk of potential violations…”  Also disclose why those jurisdictions pose such a risk.

Response:  The Company has revised the Registration Statement on page 12 to comply with the Staff’s comment.

16.           Comment:  Refer to the last sentence of the first paragraph.  Please clarify why you do not know whether your sales representatives or other agents have engaged in conduct for which you might be held responsible.

Response:  The Company respectfully advises the Staff that, while the Company informs its personnel and third-party sales representatives of the FCPA requirements, the Company is primarily dependent upon their notifying it of any known or potential violations.  Therefore, although the Company currently has no knowledge of any wrongdoing or illegal acts by its sales representatives or agents, it is possible that such persons have engaged or will engage in conduct undetected by the Company’s processes and for which the Company could nonetheless be held responsible under the FCPA.  The Company has revised the Registration Statement on page 12 to clarify.

If we lose one of our key suppliers, page 13

17.           Comment:  Please file as exhibits your material supply agreements that are the subject of this risk factor.

Response:  The Company has filed exhibit 10.35 to the Registration Statement to comply with the Staff’s comment.  The Company respectfully advises the Staff that the Company is not party to any contract with either Poco Graphite, Inc. or Heymark Metals Ltd., and agrees to terms with these companies through individual purchase orders issued in the ordinary course of business.

18.           Comment:  Please disclose when the contracts with your sole source suppliers end and the circumstances under which the agreements could be terminated.

Response:  The Company has revised the Registration Statement on page 13 to comply with the Staff’s comment.

If we are subject to any future intellectual property lawsuits, page 15

19.           Comment:  With a view toward disclosure, please tell us the status of the notifications that you mention in the last paragraph.  Also, tell us the portion of your business that would be affected by an adverse outcome related to (1) each of the notices that you have received and (2) the patents and applications mentioned in the last sentence.

Response:  The Company has revised the Registration Statement on page 16 to comply with the Staff’s comment.

We are subject to substantial post-market government regulation, page 27

20.           Please identify the “some jurisdictions” that you mention in the second sentence.

Response:  The Company has revised the Registration Statement on page 28 to comply with the Staff’s comment.

Our operations involve the use of hazardous materials, page 32

21.           Comment:  With a view toward clarified disclosure regarding your attempt to obtain an agreement or authorization to discharge water in France, please tell us:

•      when you began seeking the agreement or authorization;

•      why you have not yet been able to obtain the agreement or authorization;

•      the material hurdles that remain until you obtain the agreement or authorization;

•      the portion of your business derived from the affected facilities; and

•      whether you are currently discharging water without a required agreement or authorization.

Response:  The Company has revised the Registration Statement on page 34 to comply with the Staff’s comment.  The Company further notes as follows with respect to each of the Staff’s inquiries:

•      When you began seeking the agreement or authorization?

When our Saint-Ismier plant was first connected to the local water discharge network in 2003, it is believed that an unwritten authorization was obtained from the city of Montbonnot, France, which was the standard practice at that time. The standard practice for all plants in the area that has remained in place since we first connected to the water discharge network has been to operate without a formal discharge agreement/authorization. No concerns regarding this practice have been communicated to the Company.

Since 2006, a local water authority known as the Syndicat Intercommunal de la Zone Vert (SIZOV) has been in charge of managing the public water discharge network to which our Saint-Ismier plant is connected and issuing orders (“arrêtés”) permitting connections to the network. Since 2006, we have been requesting that SIZOV and local authorities (which also need to provide approval) prepare a formal water discharge order and agreement for our plant. Such authorities did not act on our prior requests, and we understand that no such orders have been issued to any other plants in the area. This year, however, we have been able to engage SIZOV and the local government in active discussions.

•      Why you have not yet been able to obtain the agreement or authorization?

Please see answer immediately above.

•      The material hurdles that remain until you obtain the agreement or authorization?

Because there is no precedent for the issuance of such formal authorizations by SIZOV, SIZOV is currently evaluating what requirements and effluent limitations it would include in such authorizations for any plant that falls within its jurisdiction. Tornier is currently engaged in discussions with SIZOV and the process of testing and analyzing the

Saint Ismier plant’s discharge water. It is presently expected that SIZOV would likely issue its authorization to Tornier sometime in early to mid-2011. At this time, it is also anticipated that if any adjustments to Tornier’s water discharge quality is required under the authorization, such would likely involve work that would not require material expenditures or materially impact operations (such as the installation of some water treatment/filtration equipment).

•      The portion of your business derived from the affected facilities?

This matter concerns only the Saint-Ismier plant.  The output of the Saint-Ismier plant represents in excess of 70% of 2009 global Tornier revenue.  Notably, consistent with the above responses, we do not anticipate that this water discharge matter will lead to any material impact on the operations or output of the Saint-Ismier plant.

•      Whether you are currently discharging water without a required agreement or authorization?

Please see answer to the first question above.

WP Bermuda and its affiliates, our major shareholder, page 37

22.           Comment:  Please add a separate risk factor to highlight the risk that the parties to the Securityholders’ Agreement dated July 18, 2006 are entitled to nominate four members for election to your board of directors.  We note the disclosure in the fourth paragraph on page 105.

Response:  The Company has revised the Registration Statement on page 38 to comply with the Staff’s comment.

After this offering, we may be considered a “controlled company,” page 37

23.           Comment:  Please disclose the reason for the uncertainty represented by the word “may” in the risk factor caption and the first sentence.

Response:  The Company respectfully advises the Staff that the Company uses the word “may” as it is not clear whether Warburg Pincus and its affiliates will own ordinary shares representing more than 50% of the voting power of the Company’s ordinary shares after the offering.  Warburg Pincus and its affiliates currently own ordinary shares representing approximately 63% of the voting power of the Company’s ordinary shares.  However, when we consider a reasonable range for the number of shares actually sold in the offering, Warburg Pincus and its affiliates may fall either above or below 50% post-offering, depending on the number of shares ultimately issued and related pricing.  The Company will revise its disclosure accordingly in a subsequent amendment to the Registration Statement once it has the necessary information to determine whether it would be deemed a “controlled company” under the applicable NASDAQ rules.

Special Note, page 38

24.           Comment:  Please file the consent of Millennium Research Group.

Response:  The Company respectfully advises the Staff that pursuant to Section 7(a) of the Securities Act of 1933, as amended, the Company used a report prepared by Millennium Research Group (“Millennium”) in the Registration Statement and the Registration Statement names Millennium as having prepared such report for use in the Registration Statement and therefore we believe it appropriate that we do not file the consent of Millennium.

25.           Comment:  Please clarify why Millennium Research Group is unsure of the accuracy and completeness of its data.  Also tell us why you believe it is appropriate to include disclosure in your prospectus when the source of the data—whether it be Millennium Research Group, you or another party—does not know whether it is accurate or complete.

Response:  The Company has revised the Registration Statement on page 39 to comply with the Staff’s comment.

Use of Proceeds, page 39

26.           Comment:  We note your reference to the notes being issued by “certain shareholders.”  Please disclose specifically the extent to which proceeds will be paid to affiliates, identifying the affiliates and the amount that each will receive.  Also, file the notes mentioned in this section as exhibits to your registration statement.

Response:  The Company has revised the Registration Statement on page 40 to comply with the Staff’s comment.

Capitalization, page 41

27.           Comment:  Please revise to remove the captions “cash and cash equivalents” from the table on page 42 since these items are not part of your capitalization.

Response:  The Company respectfully advises the Staff that the Registration Statement states in the first sentence of the page 42 that the table reflects “cash and cash equivalents” in addition to the capitalization of the Company and recognizes that cash and cash equivalents are not part of the Company’s capitalization.  The Company, however, believes that such information is incremental disclosure that can be useful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

28.           Comment:  We see that revenue has increased each period but you continue to experience losses from operations each year.  Please revise to provide a discussion of your plan to generate profitable operations.

Response:  The Company has revised the Registration Statement on page 50 to comply with the Staff’s comment.

Material Corporate Transactions, page 50

29.           Comment:  Please tell us which exhibit to your registration statement reflects each of the transactions mentioned in this section and in your “Related Party Transactions” disclosure beginning on page 128.

Response:  The Company respectfully advises the Staff that the Company will file or has filed, as applicable, exhibits 10.12, 10.13, 10.14 and 10.15 related to the material acquisitions section of the Registration Statement and will file or has filed, as applicable, exhibits 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34 and 10.36 related to the related party transactions section of the Registration Statement.

Furthermore, the Company respectfully advises the Staff that any additional agreements disclosed in the Related Party Section of the Registration Statement are immaterial in amount or significance.  These agreements do not meet the standard set forth under Item 601(b)(10) of Regulation S-K, which requires a registrant to file as an exhibit, among others, any contract with directors, officers or security holders named in the registration statement “except where immaterial in amount or significance.”

Item 404 requires disclosure of the existence and terms of certain related party transactions while Item 601(b)(10)(ii)(A) governs the filing as exhibits to the registration statement of material contracts.  Item 404 requires disclosure if an agreement involves an amount greater than $120,000 and the related person has a direct or indirect material interest in the transaction.  Item 601(b)(10), in contrast, gives consideration to the nature and relative size of the registrant’s business, and exempts any agreement that is immaterial, even if made with an officer or director.  Furthermore, Item 601(b)(10)(ii) specifically exempts agreements that are immaterial in significance rather than amount.

As set forth above, the Company therefore respectfully submits that it has filed or will file as exhibits each agreement required under Item 601.  Any agreement disclosed under Item 404, but not so filed, has been determined in the Company’s belief to be immaterial in amount or significance.

Components of Results of Operations, page 52

Special Charges, page 53

30.           Comment:  We reference the disclosure that special charges consist of severance, lease termination and moving costs related to the consolidation of your U.S. facilities during 2009.  To the extent that this is part of a restructuring plan, please tell us where you have provided the disclosures required by SAB Topic 5.P.4.  In that regard, tell us how you considered the financial statement disclosure requirements of FASB ASC 420-10-50.

Response:  The Company respectfully advises the Staff that of the costs that the Company has included in special charges, the costs associated with the consolidation of U.S. operations including closing of quality and regulatory sites and sales and marketing functions in various U.S. cities would qualify as exit activities as defined in ASC 280-10-50.  The Company believes its current disclosures meet the requirements of both SAB Topic 5.P.4 and ASC 280-10-50.  Note 19 to the financial statements on page F-41 of the Registration Statement, the Company has described the consolidation of the U.S. operations including the type of costs that have been incurred (severance, lease termination, and relocation costs), where the costs are included on the statement of operations and the disclosure that all costs were paid within the same year.  The consolidation of U.S. operations was not initiated until 2009, and all expenses were incurred and paid in 2009.  There are no additional costs expected to be incurred beyond 2009.  Therefore, the Company did not include a reconciliation of the opening and closing balance of liabilities associated with the consolidation as there was neither a beginning nor an ending balance.

Results of Operations, page 54

31.           Comment:  When discussing changes in revenue, please clearly quantify and describe the effect of new products, like those you highlight on pages 2 and 77.

Response:  The Company has revised the Registration Statement on pages 56 and 60 to comply with the Staff’s comment.

32.           Comment:  Please disclose how you improved your hip products as mentioned at the top of page 59.

Response:  The Company respectfully advises the Staff that it intended to say that revenues increased due to improvements in sales volumes of certain of its hip products rather than improvements in the hip products themselves.  The Company has revised the Registration Statement on page 60 to clarify the foregoing.

Revenue by product category, page 55

33.           Comment:  We see that you attribute the increase in revenues to increases in sales of certain products.  Please revise to also disclose the underlying reasons why sales of those products increased during the period.  In addition, to the extent material, please revise to also give an indication of whether unit price changes had an impact on product revenues.  Please also apply this comment to the discussion of revenues for the fiscal year ended December 27, 2009 as compared to the fiscal year ended December 28, 2008.

Response:  The Company has revised the Registration Statement on pages 56 and 60 to comply with the Staff’s comment.

Selling and marketing, page 55

34.           Comment:  We see that you attribute the increase in selling and marketing expense to multiple factors.  Please revise to quantify the impact of each factor on the financial statement line item.  Please also apply this comment to the discussion of selling and marketing expense for the fiscal year ended December 27, 2009 as compared to the fiscal year ended December 28, 2008.

Response:  The Company has revised the Registration Statement on pages 57 and 61 to comply with the Staff’s comment.

Fiscal year ended December 27, 2009 compared to the fiscal year ended December 28, 2008, page 58

Cost of goods sold, page 59

35.           Comment:  Please review to quantify the charges recorded in 2009 for excess and obsolete inventory and to discuss the underlying reasons for the increased impairment of inventory.

Response:  The Company has revised the Registration Statement on pages 60 and 61 to comply with the Staff’s comment.

Liquidity and Capital Resources, page 63

36.           Comment:  Please discuss how your debt covenants affect your liquidity or otherwise affect your operations as mentioned in the last full risk factor on page 19.  Also tell us which sections of which exhibits represent these covenants.

Response:  The Company has revised the Registration Statement on pages 64 and 65 to comply with the Staff’s comment.  The debt covenants related to the Company’s notes are located in Sections 2.2 of Exhibits 10.17 and 10.19 to the Registration Statement. Please see the Company’s response to Comment #37 for an explanation of the filing of the Company’s credit line agreements.

Other Liquidity Information, page 65

37.           Comment:  Please expand this section to disclose the material terms of the credit lines, such as when the credit lines expire.  Also, tell us why you have not filed as exhibits any of your credit line agreements.

Response:  The Company has revised the Registration Statement on page 67 to comply with the Staff’s comment.  The Company respectfully advises the Staff that the maximum aggregate amount that it can borrow under any individual credit agreement is $6 million and therefore no individual credit agreement is material to its business.  The Company therefore does not believe that any of the credit agreements are required to be filed as exhibits.

Contractual Obligations and Commitments, page 65

38.           Comment:  Please expand this section to include a table that summarizes all known contractual obligations as of December 27, 2009.

Response:  The Company has revised the Registration Statement on page 67 to include a table that summarizes the Company’s contractual obligations as of December 27, 2009 to comply with the Staff’s comment.

39.           Comment:  Please reconcile the bank debt and notes payable included in the contractual obligations table to the amounts in the consolidated financial statements on page F-3.  Please tell us why you did not include within the table or separately disclose interest expected to be paid on bank debt and notes payable.

Response:  The Company has revised the Registration Statement on page 68 to comply with the Staff’s comment. The Company respectfully advises the Staff that it has adjusted the presentation of its contractual obligations table to better separate the portions of its contractual obligations that are included in its consolidated balance sheets from those that are not included.  The Company has also included an estimate of the amount of interest to be paid on its bank debt and capital leases within its revised contractual obligations table.  The interest on its notes payable is paid-in-kind interest and therefore will be settled in full together with the principal of the notes at the maturity date of the notes payable.  The Company has adjusted the respective tables to separate the principal value of the notes from the accrued paid-in-kind interest that would be payable at maturity.  Conversely, as described in more detail in Note 8 of the Company’s consolidated financial statements, the notes payable are carried on the balance sheet at the principal value, plus paid-in-kind interest accrued through the respective balance sheet date, less the amount of unamortized discount which was originally recorded at the issuance of the notes.  Please see the table below for a summary reconciliation of the Company’s notes payable included in the consolidated financial statements to the amount included in its revised contractual obligations table:

	December 27, 2009	April 4, 2010
Notes payable presented in the consolidated financial statements	$69,535	$70,095
Add back the unamortized discount to notes payable	44,258	38,633
Additional paid-in-kind interest to be accrued between respective balance sheet date and maturity date of the notes payable	36,814	33,806
Total	$150,607	$142,534

Notes payable presented in contractual obligations table	$102,946	$96,296
Accrued paid-in-kind interest on notes payable presented in contractual obligations table	47,661	46,238
Total	$150,607	$142,534

In addition, please see the table below for a summary reconciliation of the Company’s bank debt and other related obligations included in the consolidated financial statements to the amounts included in the Company’s revised contractual obligations table:

	December 27, 2009	April 4, 2010
Bank debt	$43,713	$43,961
Capital leases	1,460	1,916
Shareholder loan	1,015	1,738
Total	$46,188	$47,615

Short-term borrowing and current portion of long-term debt (page F-3)	$23,299	$25,112
Other long-term debt	22,889	22,503
Total	$46,188	$47,615

Critical Accounting Policies and Estimates, page 66

Goodwill and Long-Lived Assets, page 67

40.           Comment:  Please revise to provide a discussion in critical accounting policies of how you perform the two step goodwill impairment analysis.  Disclose how you determine the fair value of your reporting unit and the judgments and assumptions that are considered in performing this analysis.  Please also disclose the date on which the impairment test is performed each year.  In addition, tell us how your recurring operating losses were considered in your most recent impairment assessment of goodwill and long-lived assets.

Response:  The Company has revised the Registration Statement on page 70 to comply with the Staff’s comment.  The Company respectfully advises the Staff that the Company considered its historical operating losses in its most recent impairment analysis by considering its historical operating results in developing its estimated future cash flows used in the discounted cash flow calculation performed as a part of its impairment analysis.  The Company’s discounted cash flow calculation included positive cash flows from operations in future years, which generated a sufficient estimated fair value of the Company’s reporting unit to exceed its carrying value.  The Company also considered the risk of its inability to generate the future cash flows included in its estimates given its history of recurring operating losses and used this information in developing its estimated discount rates used within the discounted cash flow calculation used in the impairment analysis.

Stock-Based Compensation, page 69

Significant Factors Used in Determining Fair Value of Our Ordinary Shares, page 70

41.           Comment:  We see that the fair value of ordinary shares underlying stock option grants was determined by your board of directors.  Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO.  Please note that we are deferring final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will revise the Registration Statement in a subsequent amendment once pricing information is available to take into account the Staff’s comment.

42.           Comment:  We see that your determination of the value of your ordinary shares remained consistent at $5.66 for the period from December 31, 2007 through December 27, 2009.  Please provide us a substantive discussion of why the value of your company remained consistent for a two year period.

Response:  The Company respectfully advises the Staff that from January 1, 2008 to December 27, 2009, the value of its ordinary shares remained at $5.66 per share.  Please reference comments related to the basis for the conclusion that the stock price remained consistent during this period in the paragraphs included on pages 73 and 74 of the Registration Statement.  During the period from January 1, 2008 to December 27, 2009, the Company continued to experience high revenue growth through continued product launches, new product licensing transactions and increased volumes and market share which the Company believed would drive an increase in overall enterprise value.  However, during the same period the Company increased manufacturing costs and operating expenses to build an operational foundation on which the Company could sustain continued double digit revenue growth.  As a result, the Company experienced a decrease in its operating profitability and higher levels of cash used to sustain its operations than compared to 2007, which would drive a decrease in overall enterprise value.  As a result of the Company’s continued high growth offset by increased spending levels, the board of directors determined that a change in the fair value of its ordinary shares was not appropriate.

This determination was supported by the fact that, during this time, the Company sold additional ordinary shares to various investors, including former shareholders of one of the entities the Company acquired in 2007 and certain other business partners, all at a price of $5.66 per share.  During this time, the Company also raised additional working capital through the sale of $52.4 million of notes payable and warrants in February 2008 and $49.3 million of notes payable and warrants in April 2009.  These sales of notes payable and warrants were to a combination of then current investors, certain new investors and members of management.  In both instances, the exercise price of the warrants sold was set at $5.66 per share as the board of directors continued to estimate the value of the Company’s ordinary shares to be $5.66 per share.

The board of directors also recognized that during the fourth quarter of 2008 and first quarter of 2009, global equity markets were losing significant amounts of overall value and global credit markets were weakening.  The ability for companies similar to the Company to raise capital was growing difficult.

However, during these same periods the Company was able to sustain substantial revenue growth and raise additional capital to sustain its growth plans from both then current investors as well as unrelated third parties including Medtronic Bakken Research Center B.V. and PJC Capital LLC.  The warrants sold in connection with the notes payable included an exercise price of $5.66 per ordinary share and were set based on the Company’s estimated fair value of the Company’s underlying ordinary shares.  The board of directors based its estimate of the fair value of the Company’s ordinary shares for the sale of the notes and warrants in February 2008 in part on an independent third party valuation.  The sale of additional notes and warrants in April of 2009 also included warrants with an exercise price of $5.66 based on the estimate of the fair value of the ordinary shares.  This sale of notes and warrants included the previously unrelated third parties including Medtronic Bakken Research Center B.V. and PJC Capital LLC and were done based on similar economic terms as the sale of the notes and warrants in February 2008 further supporting the assumption that the underlying value of the Company’s ordinary shares had not changed.

In the third quarter of 2009 the Company also settled a final contingent consideration arrangement from the Company’s DVO acquisition in which the Company paid $3.5 million of cash to the former shareholders of DVO.  Included in the original DVO purchase agreement was a provision which allowed the recipients of the contingent consideration payment the option to use any portion of the contingent consideration payment to purchase its ordinary shares at the then fair value of the shares as determined by the Company’s board of directors.  Based on the factors above, the board of directors estimated the fair value of the Company’s shares to be $5.66 per share and sold 168,437 ordinary shares at $5.66 per share for a total of approximately $1.0 million.

Based on the factors discussed above, the Company believes that the fair value of its ordinary shares remained consistent at $5.66 for approximately a two-year period.

43.           Comment:  The disclosure on page 71 indicates that you determined the value of your ordinary shares on January 1, 2008 and December 27, 2009 “based on an independent valuation.”  Please tell us the extent of the reliance that you placed on the work of a valuation expert.  In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:  The Company respectfully advises the Staff that the Company obtained independent valuations on January 31, 2008 and December 27, 2009 as a part of the board of directors’ process for estimating the fair value of the Company’s ordinary shares.  The board of directors did not rely solely on the results of the independent valuation in determining the fair value of the Company’s ordinary shares, but rather these valuations were one piece of information considered in its estimation process along with many other factors such as those mentioned in the Company’s response to the Staff’s comment number 42 hereto.  The Company has revised the Registration Statement on pages 73 and 74 to comply with the Staff’s comment and to reflect this level of reliance and has considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections in determining its possible need to comply with Securities Act Rule 436 with respect to its revised statements.

44.           Comment:  For the valuation of underlying ordinary shares during 2010, please tell us if you had any estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the underlying ordinary shares.

Response: The Company respectfully advises the Staff that the Company received information related to possible pricing ranges from various underwriters during the underwriter selection process. Although the Company did consider such information, the Company did not rely upon it for establishing the fair value of our shares because this information was not an independent valuation, was primarily marketing-based, the Company was in the early stages of considering an offering and continued instability in the market. Instead, the Company used information including actual operating performance, market data and updated independent valuations in determining the estimated fair value of its ordinary shares during 2010.

45.           Comment:  Please tell us whether you have issued any stock options subsequent to March 31, 2010 and, if so, how you determined the fair value of the underlying ordinary shares for those options.

Response: The Company respectfully advises the Staff that it issued 1,821,392 options on June 3, 2010, 5,000 options on June 7, 2010, 20,000 options on June 14, 2010 and 450,000 options on June 21, 2010, as a part of its annual option grants as well as for certain new employees and a new director. The board of directors determined the fair value of the Company’s underlying ordinary shares by reviewing various factors including the Company’s first quarter results, current market conditions, the impact of various 2010 corporate transactions and by reviewing an updated independent valuation. Additionally, given the imminent or recent filing of the Company’s Registration Statement, as the case may be, the board of directors considered the valuation ranges previously provided by investment bankers; however the board of directors did not focus on these valuations given significant fluctuations in pricing of comparable public companies and the fact that the Company was in the very early stages of a potential IPO.

Foreign Currency Exchange Rate Risk, page 73

46.           Comment:  With a view toward disclosure in appropriate sections of your document, please tell us what you know about the effect of exchange rates on your operations during the current quarter.

Response:  The Company has revised the Registration Statement on page 76 to comply with the Staff’s comment.  In addition, to the extent that foreign currency exchange rate changes have had a significant impact on individual line items within the Company’s statement of operations it has disclosed that fact within the relevant sections of management’s discussion and analysis of financial condition and results of operations.

Our Target Markets, page 78

47.           Comment:  Please provide us with copies of the industry data provided by third parties included in the prospectus.  Please mark the materials so that they are keyed to the disclosure.

Response:  The Company attaches hereto as Exhibit B, a marked version of certain pages of the Registration Statement which are clearly marked to show which items are supported by independent and objective sources. Exhibit B also contains such independent and objective sources which are also clearly marked to show which items in the Registration Statement such information supports.

Our Product Portfolio, page 80

48.           Comment:  Given your obligation per Regulation S-K Item 101(c)(1)(i) to disclose three-year revenue history by class of similar products or services, please tell us why you believe that your disclosure - which you indicate does not provide information based on product classes traditionally recognized in the industry - satisfies Regulation S-K Item 101(c)(1)(i).  Also tell us whether disclosure by product classes traditionally recognized in the industry would reveal any material information, include the basis for your conclusions.

Response:  The Company respectfully advises the Staff that the disclosure regarding three years of revenue history can be found on pages 59 and 83 of the Registration Statement.

Additionally, the Company has chosen to disclose its products by categories that provide the investor further specificity than the traditional industry groupings.  The traditional “extremities” category aggregates upper extremity and lower extremity joint implants into one group, and does not include plates, screws, pins, wires, and other bone stabilization devices used in extremities anatomy.  These bone stabilization devices are traditionally defined in a “trauma” category and are co-mingled with all other uses of these types of devices (e.g. legs, hips, head, chest, etc).  The Company does not believe that disclosing revenue in the traditional product categories would reveal any material information because if the Company had reported sales in this traditional fashion, the investor would have no visibility into the Company’s upper extremity versus lower extremity customer base and business.  By disclosing these product categories separately, the Company believes that it is providing more useful revenue information to the investor.

Advanced Materials, page 88

49.           Comment:  Please clarify the portion of your business that depends on your “supplier’s proprietary manufacturing process.”  Also disclosure the material terms of any agreement with the manufacturer, including duration and termination provisions.

Response:  The Company has revised the Registration Statement on page 91 to comply with the Staff’s comment.  The Company respectfully advises the Staff that it believes that an immaterial amount of its business depends upon its supplier’s proprietary manufacturing process mentioned in the Advanced Materials section of the Registration Statement and does not believe that the terms of the agreement with the manufacturer are material to the Company’s business.

International, page 89

50.           Comment:  We note your references to business in the “Middle East”.  Please tell us in which countries you and your distributors operate and in which countries you have customers.

Response:  The Company has revised the Registration Statement on pages 12 and 92 to clarify.

51.           Comment:  We note your reference to distribution agreements like the one in the last sentence of the paragraph at the top of page 90.  Please disclose the material terms of those agreements.  For example, what are the duration and termination provisions?  What are the exclusivity terms?  File material agreements as exhibits.  Also, if laws governing your relationship with distributors materially affect your operations, please disclose the effect of those laws.

Response:  The Company has revised the Registration Statement on page 93 to comply with the Staff’s comment.  The Company respectfully advises the Staff that it believes that no individual distribution agreement is material to its business and, based upon this belief, the Company has not filed any of the distribution agreements as exhibits.

Manufacturing and Supply, page 90

52.           Comment:  Please discuss the material terms of your supply agreements, such as your obligations under the agreements. We note the reference in the third paragraph on page 91 to minimum purchase or sales obligations.

Response:  The Company has revised the Registration Statement on pages 93 and 94 to comply with the Staff’s comment.

Intellectual Property, page 92

53.           Comment:  Please clarify when your 126 patents expire.  Also, clarify the number of United States patents that you hold.

Response:  The Company has revised the Registration Statement on page 95 to comply with the Staff’s comment.

54.           Comment:  Please disclose the material terms of the licenses that you mention in the last paragraph on page 14, the last paragraph on page 85, and the second paragraph on page 93.  File material licenses as exhibits to your registration statement.

Response:  The Company has revised the Registration Statement on pages 137, 138 and 139 to comply with the Staff’s comment.  The Company respectfully advises the Staff that it believes that no individual license is material to its business and, therefore, the Company has not filed any of the licenses as exhibits.

Corporate History, page 93

55.           Comment:  Please clarify how the Tornier Group is your “predecessor entity” as mentioned on page 103 and how TMG B.V. is your “predecessor entity” as mentioned on page 129.

Response:  The Company has revised the Registration Statement on pages 110 and 136 to comply with the Staff’s comment.

Government Regulation, page 93

56.           Comment:  Please explain the laws, regulations and rules mentioned in the paragraph following the bullet list on page 10 and in the first paragraph on page 13.

Response:  The Company has revised the Registration Statement on pages 10, 11 and 12 to comply with the Staff’s comment.

Facilities, page 99

57.           Comment:  Please tell us why this section does not mention the Houston facilities mentioned in the last paragraph on page 17.

Response:  The Company respectfully advises the Staff that using “Houston” was an error and such reference should have been to Stafford, Texas.  The Company has revised the Registration Statement on page 18 to clarify and to comply with the Staff’s comment.

58.           Comment:  Please clarify whether you own the properties mentioned in this section.  If not, described how the properties are held, and the expiration dates of material leases.

Response:  The Company has revised the Registration Statement on page 103 to comply with the Staff’s comment.

Directors and Executive Officers, page 100

59.           Comment:  Please identify who is your principal financial officer.

Response:  The Company’s principal financial officer is Carmen L. Diersen, the Company’s Global Chief Financial Officer who was hired and assumed such position on June 21, 2010.  The Company has revised the Registration Statement on pages 104, 105, 121 and 122 to comply with the Staff’s comment.

60.           Comment:  For each director, please discuss clearly the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at this time in light of the registrant’s business and structure.

Response:  The Company has revised the Registration Statement on pages 105, 107, 108 and 109 to comply with the Staff’s comment.

Board of Directors, page 104

61.           Comment:  Please clarify the effect of a “binding nomination.”  From your disclosure on page 109, it appears that such nominees automatically become directors.

Response:  The Company has revised the Registration Statement on page 110 to comply with the Staff’s comment.

62.           Comment:  Refer to the last sentence of the second full paragraph on page 105.  Please clarify the purpose of the new meeting.  Are new nominees presented at the new meeting?  Who selects the new nominees?

Response:  The Company has revised the Registration Statement on page 110 to comply with the Staff’s comment.

Dutch Corporate Governance, page 108

63.           Comment:  For each director that is not independent under the Dutch Corporate Governance Code, please explain the reason that he or she does not satisfy the independence requirements.

Response:  The Company has revised the Registration Statement on page 114 to comply with the Staff’s comment.

Annual Bonuses, page 111

64.                                 Comment:  Please clarify when the financial performance criteria were established.

Response:  The Company has revised the disclosure on page 117 of the Registration Statement to indicate when the performance criteria were established.

65.                                 Comment:  Please expand the footnotes to the table here and on page 113 to quantify each adjustment mentioned and to explain clearly how the event you cite created the adjustment.  Also clarify what you mean by “gross instruments.”

Response:  The Company has revised the Registration Statement on page 117 to comply with the Staff’s comment.  Additionally, the Company respectfully advises the Staff that it believes Note 1 to the tables on pages 117 and 119 explain how the events cited in the following notes created the related adjustments.

66.                                 Comment:  Please clarify how the percentage achievement of individual performance goals was determined.  Was this purely a subjective determination?  If not, what facts regarding the performance goals affected the decisions regarding the percentage, and by what amount?

Response:  The Company has revised the Registration Statement on page 118 to comply with the Staff’s comment.

French Incentive Compensation Scheme, page 113

67.                                 Comment:  Refer to the second sentence of this section.  Please clarify how the scheme enables compensation that is efficient with respect to income tax and mandated social contributions.

Response:  The Company has revised the Registration Statement on page 118 to comply with the Staff’s comment.

68.                                 Comment:  Please discuss the nature of the amendments mentioned in footnote (7) on page 118.

Response:  The Company has revised the Registration Statement on page 125 to comply with the Staff’s comment.

Long Term Equity Compensation,, page 114

69.                                 Comment:  Please disclose how you determined the number of options awarded to your named executive officers.

Response:  The Company has revised the Registration Statement on pages 119 and 120 to comply with the Staff’s comment.

Separation Agreement with Michael Doty, page 115

70.                                 Comment:  Please quantify the amounts paid and payable per this agreement.

Response:  The Company has revised the Registration Statement on page 121 and Note 5 on page 130 to comply with the Staff’s comment.

Grant of Plan-Based Awards, page 118

71.                                 Comment:  Please tell us why the tables on page 118, 121 and 124 set forth information as of December 31, 2009 rather than December 27, 2009.

Response:  The Company respectfully advises the Staff that the information in the tables accurately discloses information as of December 27, 2009. The Company has revised the Registration Statement on pages 123, 124, and 127 to reference the appropriate date.

Consulting Agreement, page 124

72.                                 Comment:  Please disclose the accrued amount owed to Mr. Tornier as of the most recent practicable date.

Response:  The Company has revised the Registration Statement on page 131 to comply with the Staff’s comment.

Principal Shareholders, page 125

73.                                 Comment:  Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Vertical Group.

Response:  The Company has revised the Registration Statement on page 134 to comply with the Staff’s comment.

74.                                 Comment:  Please include a line in the table for Mr. Doty.

Response:  The Company has revised the Registration Statement on page 133 to comply with the Staff’s comment.

75.                                 Comment:  Please tell us how you considered the voting agreement mentioned on page 105 in your disclosure regarding beneficial ownership.  Cite all authority on which you rely.

Response:  The Company respectfully advises the Staff that it has clarified its disclosure on page 145 of the Registration Statement. Under the terms of the Securityholders’ Agreement, which shall be amended, there will be no agreement amongst the Company’s shareholders to vote their ordinary shares in any manner.

Warrant Exchange, page 129

76.                                 Comment:  Please disclose the reason for the exchange and how the exchange ratios were chosen.

Response:  The Company has revised the Registration Statement on page 136 to comply with the Staff’s comment.

Acquisitions and Other Corporate Transactions with Related Parties, page 129

77.                                 Comment:  Please update the disclosure in this section.  For example, it is unclear whether:

•                                          any royalties have accrued since you entered into the February 9, 2007 agreement with Tepha or if you have since paid any royalties to Tepha;

•                                          Incumed has provided any services to you since 2008. Also, describe the services that Incumed provided to you in 2008.

•                                          any royalties have accrued since you entered into the amended agreement with BioSET or if you have since paid any royalties to BioSET. Also, disclose when you entered into the amended agreement; and

•                                          any royalties have accrued since you entered into the December 18, 2009 agreement with Anova or if you since paid any royalties to Anova.

Response:  The Company has revised the Registration Statement on pages 137 and 138 to comply with the Staff’s comment.

78.                                 Comment:  Please disclose when the Securityholders’ Agreement terminates.

Response:  The Company has revised the Registration Statement on page 136 to comply with the Staff’s comment.

79.                                 Comment:  With a view toward disclosure, please tell us the relationships between TMG Partners U.S. LLC and the TMG entities mentioned on page 127.

Response:  The Company respectfully advises the Staff that there is no existing relationship between TMG Partners U.S. LLC and the TMG entities mentioned on page 136 (which are TMG Holdings Cooperatief U.A., TMG Partners II LLC and TMG Partners III LLC) of the initial Registration Statement apart from the entities all being beneficial holders of ordinary shares and all being party to the Company’s Securityholders’ Agreement, which will be amended by the parties thereto.

80.                                 Comment:  Please discuss in greater detail the “milestones” and “targets” mentioned on pages 130 and 131.  Quantify the disclosure to the extent practicable.

Response:  The Company has revised the Registration Statement on page 137, 138 and 139 to comply with the Staff’s comment.

81.                                 Comment:  Please clarify how the property held by SCI Calyx is related to your business.  Also disclose the portion of the $2.0 million debt that was funded by you, and the material terms of the debt.

Response:  The Company has revised the Registration Statement on page 138 to comply with the Staff’s comment.

82.                                 Comment:  Please expand your discussion of the C2M transaction to disclose the substance of the first two paragraphs of Note 16 on page F-38.

Response:  The Company has revised the Registration Statement on pages 138 and 139 to comply with the Staff’s comment.

83.                                 Comment:  Please tell us why you have not disclosed in this section the lease agreement mentioned in the second paragraph of Note 17 on page F-40.

Response:  The Company respectfully advises the Staff that the lease mentioned in the second paragraph of Note 17 on page F-40 is described in the Related Party Transactions section of the Registration Statement on page 138.  The lease mentioned in such paragraph are multiple leases with Mr. Tornier or members of his family as fully described on page 138 of the Registration Statement.

Form of Ordinary Shares, page 132

84.                                 Comment:  Please clarify whether the first three sentences of this section apply after the IPO.

Response:  The Company has revised the Registration Statement on page 140 to comply with the Staff’s comment.

Voting Rights, page 134

85.                                 Comment:  Please identify the situations mentioned in the last clause of the first paragraph that require other than a simple majority of votes cast.

Response:  The Company has revised the Registration Statement on page 142 to comply with the Staff’s comment.

Market Abuse, page 136

86.                                 Comment:  Please identify the “certain circumstances” mentioned in the last sentence of the first paragraph.

Response:  The Company has revised the Registration Statement on page 144 to comply with the Staff’s comment.

Choice of Law and Exclusive Jurisdictions, page 137

87.                                 Comment:  Please provide us your analysis of whether the provisions of your articles of association mentioned in this section are consistent with Section 14 of the  Securities Act and the rights and remedies granted to investors under the Exchange Act.

Response:  The Company respectfully advises the Staff that the provisions of our articles of association are subject to the United States securities laws, including the Securities Act, and thereby do not have the effect of waiving any provision of the Securities Act.  The Company has revised the Registration Statement on page 145 to further clarify.

Differences in Corporate Law, page 138

88.                                 Comment:  Your disclosure may not be qualified by reference to statutes.  Please revise the first paragraph accordingly.

Response:  The Company has revised the Registration Statement on page 146 to comply with the Staff’s comment.

89.                                 Comment:  Rather than merely disclosing the provisions of the jurisdictions’ laws, please state clearly how they materially differ and the effect of the difference.  Also, where the terms and rights of your securities that you describe in other subsections of your “Description of Ordinary Shares” section differ from typical laws in the United States, please state clearly the nature and effect of the difference.

Response:  The Company respectfully advises the Staff that the description of the provisions of Delaware and Dutch law conforms to the applicable rules and guidance and to precedent registration statements on Form S-1 available to the Company. Instruction 2.b. to Item 202 of Regulation S-K provides that the Company shall include a brief description of any governmental laws, decrees or regulations in the country in which the registrant is organized affecting the remittance of dividends, interest and other payments to nonresident holders of the securities being registered, but does not require disclosure regarding how those rights materially differ and the effect of such differences.

Repurchase of Shares, page 141

90.                                 Comment:  Please tell us where you disclose the reserves required by Dutch law mentioned in this section and at the top of page 144.

Response:  The Company respectfully advises the Staff that it does not disclose the reserves mentioned in the Repurchase of Shares section.  The amount of reserves required under Dutch law does not correspond to United States GAAP equity.  To fully understand the reserves mentioned in the Repurchase of Shares section investors would need to review the Dutch equity value and the amount it exceeds total reserves. Dutch equity value is not required to be included in the Registration Statement as the Registration Statement is prepared and is presented in accordance with US GAAP.

Lock-Up Agreements, page 146

91.                                 Comment:  Please file as exhibits the lock-up agreements mentioned in this section.

Response:  The Company respectfully advises the Staff that it plans to file the Form of Underwriting Agreement as Exhibit 1.1 to the Registration Statement and such Underwriting Agreement will contain the lock-up provisions applicable to the Company, as well as the Form of Lock-Up Agreement signed by the directors, officers and shareholders of the Company.

Material Dutch Income Tax Consequences, page 148

92.                                 Comment:  Please reconcile the reference in the first sentence of this section to a general summary of certain tax consequences with the title of this section regarding the material tax consequences.

Response:  The Company has revised the Registration Statement on page 156 to comply with the Staff’s comment.

Taxation, page 152

93.                                 Comment:  Please unequivocally state what the tax consequences are.  Avoid equivocal language about what the consequences are “generally,” such as references to “generally” in the third, fourth and fifth paragraphs on page 154.

Response:  The Company has revised the Registration Statement on page 162 to comply with the Staff’s comment.

Backup Withholding and Information reporting, page 156

94.                                 Comment:  Please revise the last sentence of the first paragraph to clarify which “certain U.S. holders who are individuals” you mean, what information must be reported, and how it is reported.

Response:  The Company has revised the Registration Statement on page 164 to comply with the Staff’s comment.

Other Relationships, page 160

95.                                 Comment:  Please identify the underwriters with the relationships mentioned in this section, describe the relationship and quantify the extent of the relationship

Response:  The Company has revised the Registration Statement on page 168 to comply with the Staff’s comment.  In addition, the Company respectfully advises the Staff that affiliates of J.P. Morgan Securities Inc. provide general corporate banking and treasury services to the Company.  Additionally, affiliates of both J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC provide personal banking services to certain of the Company’s directors and officers.  The Company does not believe these relationships are material.

Consolidated Financial Statements

General

96.                                 Comment:  Please update the financial statements when required by Rule 3-12 of regulation S-X.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will update its financial statements when required by Rule 3-12 of regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

97.                                 Comment:  Please have your auditors revise their audit report to include a conformed signatures as required by Article 2-02 of Regulation S-X

Response:  The Company has revised the Registration Statement on page F-2 to comply with the Staff’s comment.

Note 2.  Significant Accounting Policies

Revenue Recognition, page F-9

98.                                 Comment:  Please revise to disclose the nature and terms of any return rights you offer to your customers.  In addition, tell us whether you have any arrangements with distributors that allow for pricing adjustments.

Response:  The Company has revised the Registration Statement on page F-9 to comply with the Staff’s comment.  The Company respectfully advises the Staff that it does not have any arrangements with distributors that allow for pricing adjustments.

99.                                 Comment:  We see from page 52 that you provide surgical instrumentation to your customers for use during procedures involving your products free of charge.  Please tell us how you account for these products provided to your customers free of charge.  For example, tell us the consideration given that your products sales include multiple elements and that part of the sales price should be allocated to the surgical instrumentation provided to your customers at no additional cost and recognized over their period of use.  Tell us the basis in the accounting literature for your accounting.

Response:  The Company respectfully advises the Staff that there are no contractual terms with respect to the usage of the Company’s instruments by its customers.  Surgeons are under no contractual commitment to use the Company’s instruments.  The Company maintains ownership of these instruments and, when requested, the Company allows the surgeons to use its instruments to facilitate implantation of the Company’s products.  The Company does not charge for the use of its instruments and there are no minimum purchase commitments for its products.  Therefore, there are no contractual terms to disclose.

As the Company’s surgical instrumentation is used numerous times over several years, often by many different customers, the Company classifies these instruments as a long-lived asset.  The Company does not believe that providing its customers access to its surgical instrumentation constitutes a deliverable as described in ASC 605-25 because the use of the instrumentation is not contractually required and the total consideration of an arrangement in which the Company sells its implants would not change if the Company’s surgical instrumentation was not used.  Furthermore, because of the Company’s lack of contractual terms with respect to the usage of its instruments, the customers use of the instrumentation occurs at the same time as the implantation of the devices the Company sells to the customer (which is the time at which revenue is recognized related to the implant sold) and as a result there are no undelivered items to assess for possible impact on revenue recognition as an arrangement with multiple elements.  The Company believes this accounting treatment is consistent with industry practice.  The Company has also revised the Registration Statement on page 53 to better clarify the use of the Company’s instrumentation.

Instruments, page F-11

100.                           Comment:  Please tell us the nature and terms of the agreements with customers for their use of surgical instruments.  For example, discuss how long the customer keeps the instruments, if there are any minimum purchase requirements for use of the instruments, etc.  In addition, tell us the basis for recognizing the depreciation of the instruments in selling and marketing expense rather than as a portion of cost of goods sold.  The basis for the accounting for these instruments should be clearly disclosed.  In addition, disclose how you determine the fair value of these instruments.

Response:  The Company respectfully advises the Staff that there are no contractual terms with respect to the usage of the Company’s instruments by its customers.  Surgeons are under no contractual commitment to use the Company’s instruments.  The Company maintains ownership of these instruments and, when requested, the Company allows the surgeons to use its instruments to facilitate implantation of its products.  The Company does not charge for the use of its instruments and there are no minimum purchase commitments for its products.  As a result, there are no contractual terms to disclose.

As the Company’s surgical instrumentation is used numerous times over several years, the Company classifies these instruments as a long-lived asset and depreciate the cost over the expected useful lives of the instruments.  Unlike the cost of the machinery and equipment used in manufacturing the Company’s products, depreciation of surgical instruments is instead a cost associated with the Company’s selling process.  Therefore, and consistent with other companies in the Company’s industry, the Company classifies the depreciation of surgical instrumentation within selling and marketing expenses because the Company believes instrument depreciation is unrelated to the Company’s cost of goods sold.

As surgical instrumentation is classified as a long-lived asset in the consolidated balance sheet, it is carried at historical cost less accumulated depreciation.  The Company reviews instruments for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset are less than the asset’s carrying amount.  As a result, the Company does not routinely have a need for determining the fair value of its instruments.

Fair Value of Financial Instruments, page F-15

101.                           Comment:  Please tell us where you have provided all of the disclosures required by FASB ASC 820-10-50-1 and -2 for assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, such as your warrant liabilities which are classified as level 3.

Response:  The Company respectfully advises the Staff that it believes that it has provided all the required disclosures required by ASC 820-10-50-1 in note 2 on page F-15 and Note 8 starting on page F-26 in the Registration Statement.  The only asset or liability that is recorded at fair value on a recurring or non-recurring basis is the warrant liability.  Note 2 includes disclosures related to significant unobservable inputs and the classification of the warrants as level 3 instruments.  In Note 8, the Company discusses its valuation technique including assumptions used, the fair value for each issuance of the warrants, the effects of changes in the valuation on earnings and the location on the income statement where these changes are recognized, and includes a rollforward of changes in the warrant liability balance, which includes issuance of the 2009 warrants and changes in fair value during the year.  The Company chose to include the majority of these disclosures in Note 8 rather than in Note 2 as the Company felt it was more appropriate to include the fair value disclosures of the warrants within the same discussion as the comprehensive discussion of the accounting for the warrants and notes payable.

Note 13.  Segment and Geographic Data, page F-36

102.                           Comment:  Regarding the disclosure of geographic information, if revenues from external customers and long-lived assets attributed to an individual foreign country are material, those revenues shall be disclosed separately.  Please revise as appropriate.  Refer to FASB ASC 280-10-50-41.

Response:  The Company has revised the Registration Statement on pages F-36 and F-37 to comply with the Staff’s comment and has revised its disclosure to include its revenues and long-lived assets in France in order to disclose revenues and long lived assets attributed to all individually material foreign countries.

Note 16.  Non-Controlling Interests, page F-38

103.                           Comment:  We reference the disclosure on page 56 that since you acquired C2M Medical, you have stopped all operating activities and will not incur any operating expenses related to C2M Medical in the future.  Please revise to disclose how you intend to use the assets acquired from C2M Medical.

Response:  The Company has revised the Registration Statement on pages 57 and 58 to comply with the Staff’s comment.

104.                           Comment:  We also see that the transaction to acquire the outstanding shares of C2M in exchange for Tornier ordinary shares did not meet the definition of a business combination.  Please provide the basis in the accounting literature for your current accounting treatment and tell us why the transaction does not represent the acquisition of a business which should be accounted for under FASB ASC 805.

Response:  The Company respectfully advises the Staff that C2M was originally consolidated in 2008 as a variable interest entity, or VIE, for which the Company determined it was the primary beneficiary.  As a result, the Company believes its subsequent acquisition of C2M in 2010 represents the acquisition of a non-controlling interest and was accounted for in accordance with ASC 810-10-45-23.  At the time of consolidation in 2008 the Company made an assessment that the C2M entity did not constitute a business and the related consolidation of C2M’s assets and liabilities should be accounted for as the acquisition of an asset rather than a business combination as required by ASC 810-10-30-4.

ASC 810-10 indicates that a business must have inputs, processes applied to those inputs, and resulting outputs used to generate revenues in order to be considered a business.  C2M had inputs in the form of the intangible asset which it owned.  However, standards, protocols, conventions, and rules that a self-sustaining operation would have to develop outputs did not exist.  C2M was an entity that had identified and acquired a single asset which was then licensed to the Company, but did not have the processes necessary to develop outputs.  Additionally, ASC 810-10-55-12 states “if all but a de minimis amount of the fair value of the set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being evaluated.”  C2M’s balance sheet consisted of the intangible asset, a minimal amount of cash, and a contingent liability related to contingent consideration included in C2M’s purchase of the related intangible asset from Sapphire Medical as described in Note 16 to the financial statements in the Registration Statement.  The only material asset was the intangible asset.  Based on these factors, the Company does not believe that C2M met the definition of a business at the time it was consolidated in 2008.

The Company has updated its disclosure in Note 16 to more clearly reflect its assessment of the consolidation of C2M as the consolidation of an asset rather than a business combination and that the subsequent accounting for the acquisition of the non-controlling interest in C2M was accounted for as an equity transaction in accordance with ASC 810-10-30-4.

105.                           Comment:  Please revise to disclose how you determined the fair value of the developed technology acquired.

Response:  The Company has revised the Registration Statement on pages F-39 and F-40 to comply with the Staff’s comment.

106.                           Comment:  As a related matter, we see that the option to acquire C2M was based on the amount of the paid-in capital of C2M, and that consideration was to be paid in the company’s ordinary shares.  We note that the fair value for the 3,093,000 ordinary shares issued in the acquisition of $23.2 million was recorded as stockholder’s equity during the first quarter of 2010.  Tell us the basis for the $0.76 per share fair value assigned to those shares.

Response:  The Company respectfully advises the Staff that the purchase price for C2M was based on the amount of the paid-in-capital of C2M and was equal to $23.2 million, as the Staff correctly pointed out.  The Company then determined that the fair value of its ordinary shares was $7.50 per share and subsequently determined the amount of shares that were required to be issued as consideration in the transaction.  The board of directors determined the fair value of its ordinary shares based on several factors.  The Company obtained an independent valuation of its ordinary shares as of the end of its fiscal year 2009 and an updated valuation of the ordinary shares as of the end of its first fiscal quarter of 2010, which used a discounted cash flow analysis together with a market based approach used as a reasonableness check.  In addition, the board of directors considered other market related factors including the performance of the Company’s business at the time.  Based on these factors, the board of directors determined the fair value of the Company’s ordinary shares to be $7.50 per share and the related consideration paid to acquire C2M was recorded as stockholder’s equity in the first quarter of 2010.  As such, the Company did not assign a fair value of $0.76 per share to the shares issued, but rather assigned $7.50 to the shares issued in the exchange.

Note 20.  Litigation, page F-42

107.                           Comment:  Please revise to disclose how you determined that a loss is not probable and reasonably estimable for the legal matter discussed in Note 20 since a verdict was rendered on July 31, 2009 awarding the plaintiff $6.6 million in damages.

Response:  The Company has revised the Registration Statement on page F-42 to comply with the Staff’s comment.

Item 15.  Recent Sales of Unregistered Securities, page II-1

108.                           Comment:  Please provide the disclosure required by Item 701 of Regulation S-K.  For example, it does not appear that you provided the disclosure required by Item 701 regarding the following:

•                                          the issuance of 90,000 share mentioned in the first full paragraph of page 130;

•                                          the issuance of 3.1 million ordinary shares mentioned in first full paragraph of page 131; and

•                                          the issuance of 181,500 options mentioned in the last paragraph of page F-19.

Response:  The Company respectfully advises the Staff that the items listed above are contained in the Registration Statement in Part II on pages II-2 and II-3. The first bullet in the Staff’s comment above is contained in rows 2 and 3 in the Ordinary Shares chart under the 11/22/07 date of issuance. The second bullet in the Staff’s comment above is contained in rows 14 through 18 in the Ordinary Shares chart under the 3/26/10 date of issuance. The third bullet in the Staff’s comment above is contained in the eighth row in the Options to Purchase Ordinary Shares chart under the 1/7/09-5/1/09 dates of issuance. The reference to 181,500 options mentioned in the third bullet in the Staff’s comment above has been revised on page F-19 in the Registration Statement to be 176,500.

109.                           Comment:  We note your reference to Regulation D in the first paragraph.  Please clarify which transactions you did not register in reliance on Regulation D and when you filed the Form D.

Response:  The Company has revised the Registration Statement on page II-1 to comply with the Staff’s comment.

110.                           Comment:  Please tell us whether STAK depository receipts like those mentioned on page II-4 will be involved with your IPO.

Response:  The Company respectfully advises the Staff that the STAK depositary receipts will not be involved in the offering.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

111.                           Comment:  Please file the indemnification agreements mentioned on page II-1.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will file the form of indemnification agreement once such form has been prepared and agreed upon by the parties to the indemnification agreement.

Exhibits 23.1

112.                           Comment:  Please include a currently dated and signed consent from your independent auditors with each amendment.

Response:  The Company respectfully advises the Staff that it acknowledges and understands the Staff’s comment and will include a currently dated and signed consent from the Company’s independent auditor with each amendment as necessary.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8744 with any further questions or comments.

Very truly yours,

/s/ Curtis W. Hogan
Curtis W. Hogan

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.

Exhibit A

Prospectus Cover

Exhibit B

Back-Up Material